                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934


                             United Financial Corporation
                             ----------------------------
                                   (Name of Issuer)

                              Common Stock, no par value
                             ---------------------------
                            (Title of Class of Securities)

                                      81-4239109
                                      ----------
                                    (CUSIP Number)

                              Martin R. Rosenbaum, Esq.
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              Telephone:  (612) 371-3211
                              --------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   February 3, 1998
                                   ----------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 11 Pages
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CUSIP No. 81-4239109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)                                 John M. Morrison &
                                                  Susan M. Morrison, As Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                            (a)  /X/
                                                                   (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See instructions)               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    Mr. John M. Morrison - 358,220
                    Ms. Susan M. Morrison - 58,710
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8    SHARED VOTING POWER
BENEFICIALLY        0
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
  PERSON            Mr. John M. Morrison - 358,220
   WITH             Ms. Susan M. Morrison - 58,710
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     416,930
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /
     (See instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See instructions)
     IN

--------------------------------------------------------------------------------


                                  Page 2 of 11 Pages
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Item 1.   SECURITY AND ISSUER

     Security - Common Stock, no par value per share.

     Issuer - United Financial Corp., a Minnesota Corporation.

     Principal Executive Office -  601 First Avenue North
                                   Great Falls, MT 59401

Item 2.   IDENTITY AND BACKGROUND

     (a)  Names of persons filing:      John M. Morrison and Susan M. Morrison,
                                        as trustee

     (b)  Business Address:             5500 Wayzata Boulevard, Suite 145
                                        Golden Valley, MN 55416

     (c) Present principal occupation and name, principal business and address of organization through which principal occupation is carried out:

          John M. Morrison -       President, Chief Executive Officer and
                                   Director of United Financial Corp.
                                   Chief Executive Officer of Central
                                   Bancshares, Inc.
                                   See Item 2(b) for address

          Susan M. Morrison -      Home maker

     (d) During the last five years, neither John Morrison nor Susan Morrison has been convicted in any criminal proceeding (traffic violations or similar misdemeanors excluded).

     (e) During the last five years, neither John Morrison nor Susan Morrison has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either John or Susan Morrison is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  John and Susan Morrison are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     37,500 shares of United Financial Corp. Common Stock beneficially owned by John Morrison were purchased by Central Bancshares, Inc. ("Central Bancshares") in market purchases between July 1997 and September 1997. These purchases were funded from cash of Central


                                  Page 3 of 11 Pages
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Bancshares and margin debt.  John Morrison owns 100% of the Common Stock of Central Bancshares. All other shares held by John and Susan Morrison were acquired in connection with a stock-for-stock merger between United Financial Corp. and Heritage Bancorporation of which each reporting person was a shareholder. The merger became effective February 3, 1998.

Item 4.   PURPOSE OF TRANSACTION

     Each reporting person became a five-percent shareholder of United Financial Corp. on February 3, 1998, when the stock-for-stock merger between United Financial Corporation and Heritage Bancorporation became effective.

     As reported under Item 2, John M. Morrison currently is the President, Chief Executive Officer and a director of United Financial Corp. (the "Company"). As such, it can be expected that Mr. Morrison will be called upon from time to time to give consideration to proposals that the Company engage in transactions of one or more of the other types listed below. Except as described above and in the Joint Proxy Statement of the Company and Heritage Bancorporation (the "Joint Proxy Statement"), filed with the Securities and Exchange Commission on January 15, 1998 (for example, the bank subsidiary of the Company is expected to merge with the bank subsidiary of Heritage Bancorporation), neither John nor Susan Morrison currently has plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     The Joint Proxy Statement describes events which relate to or have the potential to constitute events described under several items listed above, such as (a), (b), (d) and (f). Notwithstanding the foregoing, Mr. Morrison intends to remain free to take such action, including the making of such proposals with respect to the Company or its securities as he may from time to time deem appropriate in light of circumstances which might arise from time to time.


                                  Page 4 of 11 Pages
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Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     John Morrison beneficially owns 358,220 shares (21.1% of the outstanding shares of United Financial Corp.) of the aggregate of 416,930 shares (24.6%) reported hereby and has the sole voting and dispositive power with respect thereto. Of the 358,220 shares, 37,500 are held by Central Bancshares, of which John Morrison owns 100% of the outstanding common stock. Susan Morrison holds 58,710 shares (3.5%) of the aggregate of 416,930 shares reported hereby as a trustee for three trusts in favor of the children of John and Susan Morrison, and has the sole voting and dispositive power thereto. Neither reporting person shares voting or dispositive power with respect to shares held by the other reporting person. Each reporting person disclaims beneficial ownership with respect to the shares held by the other reporting person.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

     Certain shareholders of United Financial Corp., owning 263,200 shares of Common Stock, have granted to John M. Morrison rights of first refusal whereby such shareholders have agreed not to sell any shares of United Financial Corp. they own for a period of two years from February 3, 1998, without first offering such shares to Mr. Morrison. The form of this agreement is attached as Exhibit B.

Item 7.   EXHIBITS

     A.   Written Agreement to File Jointly.
     B.   Form of Right of First Refusal Agreement.


                                  Page 5 of 11 Pages
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                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998                 /s/ John M. Morrison
                                        ---------------------------------
                                        John M. Morrison

                                        /s/ Susan M. Morrison
                                        ---------------------------------
                                        Susan M. Morrison, Trustee


                                  Page 6 of 11 Pages
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                                     EXHIBIT A
                                  To Schedule 13D

     The undersigned, John W. Morrison and Susan M. Morrison, Trustee, hereby agree that this Schedule 13D shall be filed on behalf of each of them.


Date: February 12, 1998                 /s/ John M. Morrison
                                        ---------------------------------
                                        John M. Morrison

                                        /s/ Susan M. Morrison
                                        ---------------------------------
                                        Susan M. Morrison, Trustee


                                  Page 7 of 11 Pages
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                                     EXHIBIT B

                      FORM OF RIGHT OF FIRST REFUSAL AGREEMENT



     This Right of First Refusal Agreement, dated as of August ___, 1997 (the "Agreement") is entered into by and between John Morrison ("Morrison") and ____________ ("Shareholder").

                                     WITNESSETH:

     A. As of the date hereof, Shareholder and Morrison each own certain shares of the common stock, no par value ("United Stock"), of United Financial Corp., a Minnesota corporation ("United").

     B. Heritage Bancorporation, a Montana corporation ("Heritage"), is contemplating a merger (the "Merger") with United, pursuant to an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"). Pursuant to the Merger Agreement, Shareholder and Morrison will own stock in the surviving corporation in the Merger (the "Resulting Corporation"). Shareholder owns _________ shares of the common stock of United and will own the same number of shares of the common stock of the Resulting Corporation upon consummation of the Merger (the "Resulting Corporation Shares").

     C. Morrison desires to receive, and Shareholder desires to grant to Morrison, a right of first refusal on the Resulting Corporation Shares following the Merger.

     NOW, THEREFORE, in consideration of the covenants and agreements of the parties herein contained, the parties hereto intending to be legally bound, hereby agree as follows:

     1. DEFINITIONS. All capitalized terms used herein and not otherwise defined herein shall have the meanings subscribed to them under the Reorganization Agreement.

     2. REPRESENTATIONS AND WARRANTIES. Shareholder represents and warrants that as of consummation of any purchase by Morrison of any of the Resulting Corporation Shares pursuant to Section 4 of this Agreement, said shares shall be free and clear of all liens, pledges, security interests, claims, encumbrances, options, and agreements to sell or otherwise transfer said shares except as set forth herein.

     3.   RESTRICTION ON TRANSFER OF SHARES OF THE RESULTING CORPORATION.
Except as otherwise provided in this Agreement, Shareholder, for a period of two
(2) years from the Effective Time of the Merger (the "Term"), shall not sell, give, or otherwise transfer any of the


                                  Page 8 of 11 Pages
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Resulting Corporation Shares except in compliance with the procedures set forth in Sections 4, 5 and 6 of this Agreement. Notwithstanding the foregoing, Shareholder may transfer the Resulting Corporation Shares to an affiliate or to a trust created by Shareholder, so long as the affiliate or trust certifies to Morrison in writing that it agrees to be bound by the terms of this Agreement.

     4. SALE OF SHARES OF THE RESULTING CORPORATION DURING THE TERM. In the event Shareholder desires to sell some or all of the Resulting Corporation Shares during the Term, for any reason whatsoever (or in the event of any involuntary transfer of the shares through operation of law or otherwise), then the Shareholder will deliver by facsimile, on a business day between 8:00 a.m. and 5:00 p.m. Central Standard Time, a notice in the form attached hereto as Exhibit A of his desire to sell that part or all of the Resulting Corporation Shares to Morrison, which notice shall specify the manner in which Shareholder intends to sell the Resulting Corporation Shares (the "Shareholder Notice"). Promptly upon receipt of the Shareholder Notice, Morrison shall deliver to Shareholder, by facsimile, written confirmation of Morrison's receipt of the Shareholder Notice. Shareholder understands that if he does not receive written confirmation from Morrison of receipt of the Shareholder Notice within three (3) hours of transmission thereof, he shall resubmit the Shareholder Notice and contact Morrison or his representatives at the telephone number set forth on the Shareholder Notice to inform Morrison of delivery of the Shareholder Notice (the "Resubmission"). The Resubmission shall be deemed acceptable notice to Morrison irrespective of whether written confirmation of receipt of the Shareholder Notice is delivered to the shareholder. Prior to 5:00 p.m., Central Standard Time, the next business day following confirmation by Morrison of receipt of the Shareholder Notice or the Resubmission, Morrison shall deliver by facsimile notice to the Shareholder whether he intends to purchase some or all of the Resulting Corporation Shares offered for sale by the Shareholder at the purchase price set forth in Section 6, or whether Shareholder is free to sell those Resulting Corporation Shares pursuant to Section 5 of this Agreement. If Morrison gives notice of his intent to purchase some or all of the Resulting Corporation Shares offered for sale, then within three (3) business days thereafter, Morrison shall deliver to the Shareholder the purchase price set forth in Section 6 hereof in cash or other immediately available funds, and Shareholder shall take any and all actions necessary to transfer the Resulting Corporation Shares to Morrison.

     5. FAILURE TO RESPOND OR EFFECT OF NOTICE BY MORRISON OF INTENT NOT TO PURCHASE THE RESULTING CORPORATION SHARES. If Morrison fails after receipt of the Shareholder Notice or Resubmission to give notice to the Shareholder of his intent or gives notice that he does not intend to purchase the Resulting Corporation Shares being offered for sale, then Shareholder shall have fifteen
(15) business days to sell the Resulting Corporation Shares (either on the open market, or in a private sale to the person and at the price disclosed by Shareholder pursuant to Section 4 of this Agreement). Shareholder shall provide evidence of the sale to Morrison promptly after the consummation thereof. If Shareholder does not consummate the sale of the Resulting Corporation Shares being offered for sale within such period, then the Resulting Corporation Shares shall again


                                  Page 9 of 11 Pages
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be subject to the terms of this Agreement and may not be sold other than through the procedures set forth in Section 4 of this Agreement.

     6. PURCHASE PRICE. If Morrison gives notice of his intent to purchase the Shareholder's shares, the purchase price shall be either (a) if Shareholder proposed to sell the Resulting Corporation Shares on the open market, at the midpoint between the closing bid and ask prices for the Resulting Corporation Shares on the trading day prior to the date on which notice was given to Morrison pursuant to paragraph 4, above; or (b) if Shareholder proposed to sell the Resulting Corporation Shares in a private sale (and has provided Morrison such evidence as is reasonably acceptable to Morrison of the existence and genuineness of the offer to purchase in a private sale) under the terms and conditions offered for the Resulting Corporation Shares in the private sale.

     7. REGULATORY APPROVAL. Shareholder acknowledges that regulatory approval of the Merger between Heritage and United and of this Agreement between Morrison and Shareholder is necessary. Shareholder agrees to lend his reasonable nonfinancial assistance to Heritage and Morrison to obtain such approvals.

     8. CONDITION PRECEDENT. It shall be a condition precedent to the rights and obligations of Shareholder and Morrison under this Agreement that Heritage and United consummate the Merger.

     9. RIGHT TO SPECIFIC PERFORMANCE. It is agreed that in addition to any relief which may be afforded by law arising out of a violation of this Agreement or failure to perform its terms, an injured party shall have the right to compel the specific performance of the terms and conditions of this Agreement.

     10. AMENDMENT AND MODIFICATION. This Agreement may be amended, modified, or supplemented at any time by the written approval of such amendment, modification, or supplement by Shareholder and Morrison.

     11. ENTIRE AGREEMENT. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein, and there are not agreements, representations, or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreements and the documents and exhibits related thereto. This Agreement supersedes any agreements among United and its stockholders concerning the acquisition, distribution, or control of the stock of United.

     12. SEVERABILITY. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted, and the rights and obligations of the parties shall be construed and enforced accordingly.


                                 Page 10 of 11 Pages
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     13.  COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document.

     14. GOVERNING LAW. The validity, construction, enforcement, and effect of this Agreement shall be governed by the laws of the State of Montana.

     15. HEADINGS. The headings for the paragraphs of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect the meaning and interpretation of this Agreement in any way.

     16. PARTIES IN INTEREST. This Agreement shall be binding upon and inure to the benefit of Shareholder, Morrison, and each of their heirs, executors, administrators, successors, and assigns. The parties hereto do hereby covenant and agree that they, their heirs, executors, administrators, successors, and assigns will take any and all action and execute any and all instruments, releases, assignments, and consents which may be reasonably required of them in order to carry out the provisions of this Agreement. This Agreement may not be assigned by Shareholder without the express written consent of Heritage and Morrison.

     17. JURY WAIVER. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


Shares of United common stock           SHAREHOLDER:
owned of record or otherwise
beneficially by Shareholder:
--------------------                    -----------------------------------
                                        [Name]


                                        -----------------------------------
                                        John Morrison


                                 Page 11 of 11 Pages